Exhibit (a)(1)(vii)

August 19, 2008

Offer to Purchase for Cash any and all of the Outstanding 5.0% Senior Unsecured Convertible Notes Due 2010 of Vonage Holdings Corp.

Ladies and Gentlemen:

You are receiving this information because Vonage Holdings Corp. (“Vonage”) has amended its offer (the “Offer”) to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2008 (the “Statement”) and the accompanying Letter of Transmittal (the “Letter of Transmittal” and, together with the Statement, the “Offering Documents”), the debt securities listed above (the “Notes”).   The Offer will expire at midnight, New York City time, on August 27, 2008, unless Vonage extends the Offer in its sole discretion.

The Offer and the related Offering Documents have been amended to

1.  Clarify that Vonage is offering to pay $1,000 in cash plus accrued and unpaid interest to, but not including, the payment date for each $1,000 principal amount of Notes (prorated for any Notes accepted reflecting a principal amount of less than $1,000 or more than an integral multiple of $1,000); and

2.  Waive the condition that the tender of Notes will be accepted only in integral multiples of $1,000 principal amount.

These amendments do not constitute an increase or decrease in the percentage of Notes being sought or the consideration being offered for your Notes.

These amendments will permit you to tender the full outstanding principal amount of Notes including any principal amounts resulting from Vonage’s election to pay Accreted Interest on March 1, 2006, regardless of whether such amounts are less than $1,000 or are not in integral multiples of $1,000.

For holders of physical certificates, enclosed with this letter is an additional copy of the Letter of Transmittal.  In the lower left box in the label with your name and address, the full principal amount of Notes, including Accreted Interest, that you hold is indicated next to the letter “T”, which stands for “Total”.

(a)             If you have not tendered and wish to tender the full principal amount of Notes, including Accreted Interest, you must specify this “Total” amount under the column “Principal Amount Tendered” and in the row “Total Principal Amount of Notes” in the enclosed Letter of Transmittal.

(b)           If you have previously tendered your Notes, but failed to include the Accreted Interest, and you now wish to tender the full principal amount of Notes, including Accreted Interest, you must complete the enclosed Letter of Transmittal according to the instructions specified above under (a).

You must also follow the other instructions specified in the Offering Documents.

For holders tendering through book-entry transfer to the Depositary’s account at The Depository Trust Company, you must comply with the book-entry transfer procedures and other instructions described in the Offering Documents.

Any questions regarding the terms of the Offer may be directed to the Miller Buckfire & Co., LLC, the Dealer Manager at 212-895-1800.  Any questions or requests for assistance or additional copies of the Offering Documents or other materials may be directed to D.F. King & Co., Inc., the Information Agent, toll free at 1-888-628-9011.  If you hold Notes in physical form and have lost your certificates, please contact the lost certificate department of American Stock Transfer & Trust Company, LLC at 1-800-937-5449.

Yours very truly,

/s/ Gerald Maloney

Gerald Maloney
Senior Vice President–Finance